Exhibit 4.2

DESCRIPTION OF COMMON STOCK

As of February 26, 2020, Comfort Systems USA, Inc. (“Comfort Systems,” “we,” us,” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.  Our Certificate of Incorporation, as amended, authorizes us to issue a total of 107,969,912 shares of stock, of which 100,000,000 are designated as common stock, $0.01 par value per share, 2,969,912 are designated as restricted voting common stock, $0.01 par value per share, and 5,000,000 are designated as preferred stock, $0.01 par value per share. As of February 26, 2020, there were 41,123,365 shares of common stock outstanding (including treasury shares) and no shares of restricted voting common stock or preferred stock outstanding.

Subject to the rights of the holders of our outstanding preferred stock and restricted voting common stock, holders of common stock:

•are entitled to any dividends validly declared by the Board of Directors (the “Board”);

•will share ratably in our net assets in the event of a liquidation; and

•are entitled to one vote per share.

The common stock has no conversion rights. Holders of common stock have no preemption, subscription, redemption, or call rights related to those shares.

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.  Our common stock is listed on the New York Stock Exchange under the trading symbol “FIX.”

Comfort Systems’ Certificate of Incorporation authorizes the Board to issue, without stockholder approval, one or more series of preferred stock having preferences, powers and relative, participating, optional and other rights (including preferences over the common stock respecting dividends and distributions and voting rights) as the Board may determine. The existence of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of Comfort Systems by means of a tender offer, merger, proxy contest or otherwise.

Holders of restricted voting common stock, voting as a class, were entitled to elect one member of the Board but were not otherwise entitled to vote in the election of our directors.  As of November 2006, all shares of restricted voting common stock had been converted into shares of common stock in accordance with the terms of our Certificate of Incorporation.

Certain additional provisions in our Certificate of Incorporation and Bylaws may have the effect of delaying, deferring or preventing a change in control, including:

Special Meetings of Stockholders. Our Bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders. Our Bylaws vest the power to call special meetings of stockholders in the Chief Executive Officer, a majority of the Board, or a majority of the executive committee (if any).

Removal of Directors and Vacancies. Our Bylaws provide that, subject to the terms of our Certificate of Incorporation, our directors may be removed with or without cause; provided that whenever any director elected by the holders of any class of stock voting separately as a class is removed without cause, such vacancy may be filled only by the holders of that class of stock voting separately as a class. This could prevent holders of common stock from effecting a change in the composition of our Board to the extent any director is elected separately by a vote of holders of preferred stock or restricted voting common stock, if any is issued. Subject to the right of the stockholders to remove, with or without cause, any director and fill the vacancy so created and except as otherwise provided in the Certificate of Incorporation and Bylaws, any vacancy may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum.

Advance Notice Procedures. Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. In addition, our Bylaws provide that only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to our notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to our notice of meeting by or at the direction of the Board or, provided that the Board has determined that directors shall be elected at such meeting, by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to nominate a person for election to the Board at such meeting.  Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Comfort Systems.

Amendments.  Our Certificate of Incorporation provides that, unless such action has been approved by a majority vote of our full Board, the affirmative vote of 66⅔% of the votes which all stockholders of our then outstanding capital stock would be entitled to cast thereon, voting together as a single class, is required to amend or repeal any provisions of Article Five of our Certificate of Incorporation or to adopt any provision inconsistent therewith.  In addition, our Bylaws provide that, unless a different percentage is called for in a particular provision thereof, any amendment or repeal of the Bylaws by the stockholders shall require a vote of the holders of 66⅔% of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal.

Certain Anti-Takeover Effects of Delaware Law

We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of 3 years following the time that such stockholder became an interested stockholder, unless:

•Prior to such time the Board of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•At or subsequent to such time the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.